FOSTER'S GROUP LIMITED

082-01711

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	FOSTER'S GROUP LIMITED
Fax number	0396457226
From	ASX Limited – Company Announcements Office
Date	30-Oct-2008
Time	09:38:31
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

[redacted]

08005715

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3Y and 3Z - Director's Interests

Fosters Brewing

RECEIVED
2008 NOV -4 A 10:58

PROCESSED
NOV 07 2008
THOMSON REUTERS

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

11/5

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme William McGregor
Date of last notice	8 October 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	28 October 2008	28 October 2008
No. of securities held prior to change	31,687	8,774
Class	Ordinary Shares	Ordinary Shares
Number acquired	8,774	Nil
Number disposed	Nil	8,774
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Transfer from Trust	Transfer to beneficial owner
No. of securities held after change	40,461	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares transferred out of Director's Share Purchase Plan	Shares transferred out of Director's Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 30 October 2008

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Graeme William McGregor
Date of last notice	30 October 2008
Date that director ceased to be director	29 October 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
40,461 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Dated: 30 October 2008

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION TEL/ID	NO.	MODE		PGS.	RESULT	
10/22 10:47	12128245871	1118	TRANSMIT	ECM	1	OK	00'18
10/22 14:31	12128245871	1119	TRANSMIT	ECM	1	NG	00'36
						1	
10/22 14:33	12128245871	1120	TRANSMIT	ECM	3	OK	00'29
10/22 18:19		7044	AUTO RX	G3	10	OK	05'25
10/22 19:16		7045	AUTO RX	G3	26	OK	39'24
10/23 09:48	0048 76 8478205	7046	AUTO RX	ECM	1	OK	00'34
10/23 13:21	18663505995	1121	TRANSMIT	G3	4	OK	02'09
10/23 13:44	12128245871	1122	TRANSMIT	ECM	2	OK	00'25
10/23 15:21	18144439369	1123	TRANSMIT	ECM	3	OK	00'55
10/23 15:36	13016561019	1124	TRANSMIT	ECM	1	OK	00'26
10/23 23:40		7047	AUTO RX	G3	4	OK	01'47
10/24 06:28	2155975885	1125	MANUAL TX	ECM	5	OK	00'52
10/24 07:59	3017358367	1126	TRANSMIT	ECM	2	OK	00'15
10/27 09:01		7048	AUTO RX	ECM	2	OK	00'47
10/28 06:44	9307	1127	MANUAL TX	ECM	9	OK	03'04
10/28 09:12	2024089276	1128	TRANSMIT	ECM	1	OK	00'19
10/28 10:10		7049	AUTO RX	ECM	2	OK	00'45
10/28 19:03	61 3 9645 7226	7050	AUTO RX	ECM	15	OK	05'15
10/29 00:59	61 3 9645 7226	7051	AUTO RX	ECM	5	OK	01'23
10/29 17:53	61 3 9645 7226	7052	AUTO RX	ECM	5	OK	01'13

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y and 3Z – Director's Interests"

Released: 29 October 2008

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme William McGregor
Date of last notice	8 October 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	28 October 2008	28 October 2008
No. of securities held prior to change	31,687	8,774
Class	Ordinary Shares	Ordinary Shares
Number acquired	8,774	Nil
Number disposed	Nil	8,774
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Transfer from Trust	Transfer to beneficial owner
No. of securities held after change	40,461	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares transferred out of Director's Share Purchase Plan	Shares transferred out of Director's Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 30 October 2008

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Graeme William McGregor
Date of last notice	30 October 2008
Date that director ceased to be director	29 October 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
40,461 Ordinary Shares

+ See chapter 19 for defined terms.

Appendix 3Z
Final Director's Interest Notice

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Dated: 30 October 2008

+ See chapter 19 for defined terms.

END